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                                Exhibit (c)(1)


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                                                                   EXHIBIT(c)(1)

                         ****FOR IMMEDIATE RELEASE****

Date:     June 30, 1999   Contact:  Diane R. Brown, Investor Relations
                                    Robert F. Shawver, Executive V.P.
                                    410-312-5100 - www.gtsduratek.com


                        GTS DURATEK CLOSES ACQUISITION
                      OF FRANK W. HAKE ASSOCIATES L.L.C.

COLUMBIA, Md., -- GTS Duratek, Inc. (Nasdaq: DRTK) today announced that it has closed the acquisition of Frank W. Hake Associates, L.L.C., from an affiliate of the Hake Group of Philadelphia, Pennsylvania and certain individual stockholders, for $12.9 million in cash and the assumption of $500,000 of indebtedness of Hake Associates. Hake Associates is a specialist in the storage, transportation handling and processing of radioactive waste emanating from nuclear power generation plants throughout the United States. Hake Associates also stores and services power generation equipment at their licensed facility in Memphis, Tennessee. Hake Associate's revenues for the year ended December 31, 1998 were approximately $15 million.


Robert E. Prince, GTS Duratek's President and CEO, said, "The purchase of Hake Associates enhances GTS Duratek's capabilities in the growing market for radioactive waste processing, specifically for large components resulting from the decommissioning and dismantling of commercial nuclear power plants. The combination of Hake with GTS Duratek's existing services positions the Company to take advantage of this exciting marketplace opportunity."

Robert F. Shawver, GTS Duratek's Executive Vice President and CFO, added, "This acquisition has the potential to, on an annual basis, increase commercial radioactive waste processing revenues in excess of 20% as well as add significant operational synergies."

GTS Duratek implements technologies and provides services, many of which are related to managing radiation and treating radioactive waste. GTS Duratek is the largest processor of low-level radioactive waste in the U.S. and a leader in providing decommissioning services.

The Company has included in its periodic filings under the Securities Exchange Act of 1934, including its Form 10-Q for the quarter ended March 31, 1999, pursuant to the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995, certain cautionary statements which are intended to identify certain important factors that could cause the Company's actual results to differ materially from those contained in forward-looking statements of the Company made by or on behalf of the Company. Reference is made to such statements for a complete discussion of those factors, which include the ability to manage the commercial waste processing operations acquired from SEG and future awards by the DOE and other governmental agencies, public and political concerns surrounding radioactive waste clean-up efforts, and the timing of contract awards, extensions, and non-renewals in the technical support services area. Also, as stated herein, the timing of contracting efforts, and timing and

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success in new contract awards have affected period-to-period comparisons and are expected to do so in the future.

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